UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-24803

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Items 6, 7, 8 and 8A

PART I — REGISTRANT INFORMATION

Vestin Group, Inc.

Full Name of Registrant

Sunderland Corporation

Former Name if Applicable

2901 El Camino Avenue, Suite 206

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously described on Vestin Group, Inc.’s (the “Registrant”) Current Report on Form 8-K filed on March 19, 2004, the Registrant’s independent auditors notified the Registrant on March 14, 2004 that it would not render its report for the Registrant’s consolidated financial statements as of and for the year ended December 31, 2003 until the pending informal inquiry by the Pacific Regional Office of the Securities and Exchange Commission is substantially resolved. On March 17, 2004, the Registrant engaged new independent auditors to conduct the audit of the Registrant’s consolidated financial statements as of and for the year ended December 31, 2003. As a result, the Registrant’s audit will not be completed in time to file the Registrant’s Form 10-KSB by the date required. The Registrant will file Items 1 through 5 and Items 9 through 14 of its Form 10-KSB by March 30, 2004. The Registrant expects to be able to file an Amendment to its Form 10-KSB containing the omitted Items 6, 7, 8 and 8A by the end of the 15-day statutory extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lance K. Bradford	(702)	227-0965

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2002, net income was $3,831,838. For the year ended December 31, 2003, the Registrant will experience a loss of approximately $5.2 million.

Vestin Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2004	By:	/s/ Lance K. Bradford

Lance K. Bradford
Chief Financial Officer